UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 23, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED HOSTS 2021 CAPITAL MARKETS DAY**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti", "AGA", the "Company" or the "Group")

NEWS RELEASE

AngloGold Ashanti hosts 2021 Capital Markets Day
Shares strategic growth plan designed to unlock value across the Group's world-class, diversified portfolio

(JOHANNESBURG) – AngloGold Ashanti is today hosting a Capital Markets Day to update its stakeholders on the Group's momentum and progress towards its long-term strategic goals. AngloGold Ashanti has worked steadily in recent years to optimise its global portfolio and has seen good progress in the first 12 months of its focused initiative to increase Ore Reserve and extend the life of its mines. Today's update provides more information on AngloGold Ashanti's strategy, designed to unlock the full potential of the portfolio. The update also includes further information underlying the five-year indicative outlook for the Company.

Christine Ramon, Interim Chief Executive Officer said:

"2020 was a strong year for AngloGold Ashanti. We are delivering on our strategy, thanks to careful management and the diversified and balanced nature of our portfolio. Our investment case is clear, with visible near-term and long-term catalysts to unlock value and realise the full potential of the portfolio."

"AngloGold Ashanti is at an exciting inflection point in its growth path, primed to generate returns from its strategy. We are proving that there are high-return investment options open to us, and after several years of rationalising our portfolio, we now have a clear and credible path to disciplined, high-return and low-risk growth."

Guided by a rigorous capital allocation framework and buoyed by strong momentum from Ore Reserve conversion, the Company expects continued progress towards its strategic plan. The primary drivers of production growth over five years are expected to be:

- The ramp-up to steady state production at Obuasi, following the site's redevelopment into a world-class asset;
- Tropicana reverting to normalised production levels following the reinvestment in its life extension;
- Planned production gains above 2020 levels from, AGA Mineração, Siguiri and Sunrise Dam; and
- Production in 2024 will have a contribution from the Gramalote project in Colombia, as well as a contribution in 2025 from the start-up of Quebradona, also in Colombia, assuming a positive investment decision by the Company's Board in each case.

AngloGold Ashanti shared additional information on its long-term indicative outlook, including:

- On a five-year outlook, expecting an average 5% compound annual growth in gold production;
- Sustaining capital expenditure for 2021 and 2022 is expected to range between $720m and $820m ($260/oz to $290/oz). This includes investment of $330m and $380m in Ore Reserve Development and Exploration, and Brazil tailings compliance capital in 2021 of $70m to $80m;
- Following completion of these [projects], as well as the expected return of sustaining capital to normalised levels of $160/oz to $200/oz when the current, intensive brownfields investment campaign comes to an end, long-term All-in sustaining costs per ounce (AISC) is expected to decline by approximately 10%; and
- The Colombian investments mean total capital expenditure is expected to increase in 2022 to 2024, before falling off.

AngloGold Ashanti's growth trajectory will harness the full potential of the portfolio to unlock value. As AngloGold Ashanti looks to its next chapter, the foundation of this work is:

- Operational excellence, as evidenced by the early successes of AngloGold Ashanti's Ore Reserve growth programme, on-time and on-budget brownfields expansion projects, and exciting potential greenfields opportunities;
- A healthy balance sheet that has been significantly deleveraged, providing strategic flexibility through the cycle; and
- Commitment to ESG is a cornerstone of the Company's strategy, underpinned by rigorous governance and transparency in every community in which we operate.

AngloGold Ashanti's commitment to its shareholders is firm, we have assessed, and will continue to assess, all options to improve shareholder value, while remaining disciplined and steadfast in our approach and in delivering on the strategy through the cycle.

The presentation materials and a presentation replay will be available on the Company's website at: **AngloGold Ashanti Capital Markets Day Presentation**

ENDS
Johannesburg
23 February 2021

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite	**+27 11 637 6388/ +27 83 301 2481**	cnthite@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors
Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Yatish Chowthee	**+27 11 637 6273 / +27 78 364 2080**	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	**+27 11 637 6763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti's Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information contained in this announcement has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 23, 2021

By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary